Description of Registrant’s Securities

As of December 31, 2023, Amerant Bancorp Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Class A Voting Common Stock.

The following description of our capital stock summarizes certain provisions of our Second Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), our Amended and Restated Bylaws, effective October 18, 2023 (the "Bylaws") and applicable provisions of law. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles of Incorporation and our Bylaws, including the definitions therein of certain terms, and all of the applicable provisions of law. Copies of our Articles of Incorporation and our Bylaws are filed or incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023.

As used in this exhibit, the terms "our," "us," "we," "Amerant" and the "Company" refer only to Amerant Bancorp Inc., a Florida corporation, and not to any of its subsidiaries.

Authorized Capital Stock

Amerant's authorized capital stock consists of 225 million shares of Class A Voting Common Stock, $.10 par value per share (the "Class A Voting Common Stock"), 25 million shares of Class A non-voting Common Stock, $.10 par value per share (the "Class A Non-Voting Common Stock") and 50 million shares of Preferred Stock, $.10 par value per share (the "Preferred Stock").

Class A Voting Common Stock

Holders of shares of the Class A Voting Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Our Class A Voting Common Stock does not have cumulative voting rights. Holders of our Class A Voting Common Stock are entitled to share ratably upon liquidation of the Company, and in dividends, if any, as may be declared from time to time by the Company's board of directors in its discretion from funds legally available therefor. Holders of our Class A Voting Common Stock have no preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares or other securities. Our Class A Voting Common Stock has no sinking fund, redemption provisions or conversion or exchange rights.

As of February 15, 2024, 29,829,995 shares of our Class A Voting Common Stock were outstanding and there were approximately 372 holders of record of our Class A Voting Common Stock.

Class A Non-Voting Common Stock

Holders of shares of our Class A Non-Voting Common Stock have identical rights to the Holders of shares of Class A Voting Common Stock in all respects except that they are not entitled to vote on any matter (unless such a vote is required by applicable laws or the New York Stock Exchange listing standards in a particular case).

The Class A Non-Voting Common Stock is non-voting in the hands of any holder that, on its own or together with its affiliates, owns or controls more than 8.9% of the Company’s Class A Voting

Common Stock (or of any class of Voting Securities issued by the Company). A holder of Class A Non-Voting Common Stock is permitted to convert shares of Class A Non-Voting Common Stock into shares of Class A Voting Common Stock at any time or from time to time, provided that upon such conversion the holder, together with its affiliates, will not own or control in the aggregate more than 8.9% of the Class A Voting Common Stock, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder of any class of voting securities of the Company (which, for the avoidance of doubt, does not include Class A Non-Voting Common Stock). In any such conversion, each share of Class A Non-Voting Common Stock will convert initially into one share of Class A Voting Common Stock (subject to adjustment as provided in Section 6 of Exhibit A “Certificate of Designation of Class A Non-Voting Common Stock” of the Company’s Second Amended and Restated Articles of Incorporation.

As of February 15, 2024, 3,766,692 shares of our Class A Non-Voting Common Stock were outstanding and there were 12 holders of record of our Class A Non-Voting Common Stock.

Preferred Stock

The Company's board of directors has the authority to fix the price, dividend rates, rights, preferences, privileges and restrictions, including voting rights, of one or more series of the Preferred Stock, from time to time, without any further vote or action by the Company's shareholders. There are currently no shares of the Preferred Stock outstanding.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws, Florida Law and U.S. Banking Laws

Some provisions of the Articles of Incorporation and Bylaws, as well as certain provisions of Florida law and U.S. banking laws, could make the following more difficult:

•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and takeover bids that are not in the best interest of our shareholders. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of this increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Authorized but Unissued Shares of Common Stock. As of February 15, 2024, the Company has approximately 195,170,005 shares of Class A Voting Common Stock and 21,233,308 shares of Class A Non-Voting Common Stock authorized but unissued, and available for future issuance without additional shareholder approval, except as otherwise restricted by the rules of the New York Stock Exchange, Florida law, or federal banking laws. While the additional shares are not designed to deter or prevent a change of control, under some circumstances the Company could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Undesignated Preferred Stock. The Articles of Incorporation authorize 50 million shares of Preferred Stock, which our board of directors has the authority, without any further vote or action by our shareholders, to issue from time to time, in one or more series of Preferred Stock, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The existence of authorized but unissued Preferred Stock could reduce the Company's attractiveness as a target for an unsolicited takeover bid since the Company could, for example, issue shares of Preferred Stock to parties who might oppose such a takeover bid, or the shares may contain terms, such as “poison pill” rights, that a potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the Company shares at a premium over the market price of the Company shares, and may adversely affect the market price of, and the voting and other rights of the holders of, the Company shares.

Size of Board and Vacancies. The Articles of Incorporation provide that the number of directors on our board of directors will be fixed exclusively by our board of directors, but in no event shall there be fewer than five nor more than fifteen directors. Pursuant to the Bylaws, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other causes will be filled solely by the vote of the Company's remaining directors in office.

Shareholder Meetings. Under our Articles of Incorporation, a special meeting of shareholders may only be called by our board of directors, chairperson, CEO, president or any co-president, or by the holders of not less than 25% of all the votes entitled to be cast on any issue proposed. In addition, our shareholders are prohibited from taking action by written consent.

Advance Notice Requirements. The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors before an annual meeting of our shareholders, or to bring other business before an annual or special meeting of our shareholders. The Bylaws provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, a meeting must deliver to the Company's corporate secretary a written notice of the shareholder’s intention to do so. These provisions make it more procedurally difficult for a shareholder to place a proposal or nomination on the meeting agenda, and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or seek a shareholder vote with respect to other matters that are not supported by management. The Company expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Florida Law and Federal Banking Laws

The Florida Business Corporation Act contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The Florida Business Corporation Act also provides that an “affiliated transaction” between a Florida corporation and an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The Florida Business Corporation Act defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation.

Furthermore, the Bank Holding Company Act and Change in Bank Control Act banking laws impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of bank holding companies. These laws could delay or prevent an acquisition.

Annual Meeting of Shareholders

The Bylaws provide that an annual meeting of shareholders will be held each year on a date fixed by resolution of our board of directors.

In order for a shareholder to bring, pursuant to our Bylaws, nominations or other proposals before the Company's annual shareholders meetings, the shareholder must comply with the requirements for shareholder proposals set forth in the Bylaws and described in a proxy statement that the Company will prepare and distribute relating to such meeting.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and Computershare, Inc. is the registrar for all of our Class A Voting Common Stock and Class A Non-Voting Common Stock.

Stock Exchange Listing

Our Class A Voting Common Stock is listed on the New York Stock Exchange under the trading symbol “AMTB”.